June 25, 2010

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Mail Stop 4631

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hill International, Inc.
Amendment No. 2 to Registration Statement on Form S-3
File No. 333-162298
Form 10-K, as amended, for FYE December 31, 2009
Form 10-Q for the Quarter Ended March 31, 2010
Definitive Proxy Statement on Schedule 14A
File No.: 1-33961

Dear Ms. Long:

On behalf of Hill International, Inc. (the “Company”, “we” or “our”), we respond as follows to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2010 (the “Letter”) relating to the above-captioned registration statement on Form S-3 (the “Registration Statement”), Form 10-K, Form 10-Q and Definitive Proxy Statement (the “Proxy Statement”). For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Registration Statement on Form S-3

Definite Proxy on Schedule 14A

Item 1. Election of Directors, page 4

1.	We note that the business experience and background information provided for Mr. Steven M. Kramer on page 4 does not appear to cover all of the past five years as required by Item 401(e)(1) of Regulation S-K. In future filings, please ensure that the required information is provided for at least the past five years.

Response: We will provide the following disclosure in future filings: From the time of his resignation from Kelstar in 2006 until his founding of Synchema in 2009, Mr. Kramer pursued a variety of business interests independently.

Compensation Discussion and Analysis, page 10

2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: The Company notes the Staff’s comment with respect to Item 402(s) of Regulation S-K. In this regard, based on the Compensation Committee’s review and understanding of the Company’s compensation practices and policies and its understanding, as members of the Company’s Board of Directors, of the elements of risk associated with the Company’s business and the operations of each of its business units, in the Compensation Committee’s view, risks arising from the Company’s compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company. Indeed, the Company’s compensation policies and practices, and the structure of its compensation, are relatively consistent across the entire Company and, no business unit of the Company carries a portion of the Company’s risk profile that is disproportionate to its contribution to the Company’s overall operating results. In addition, while some of the its business units are more profitable than others, no business unit carries a disproportionate portion of the Company’s risk profile and the Company’s compensation policies address these differences in profitability so that compensation policies do not expose the Company to undue risk. As disclosed in the Proxy Statement, other than the Company’s Chairman and Chief Executive Officer and its President and Chief Operating Officer, no executive officer of the Company has any agreement of employment with the Company. As also explained in the Proxy Statement, while the employment agreements for these two individuals targets a benchmark for total compensation at the 75th percentile of the selected peer group identified by the Compensation Committee, neither employment agreement provides for any particular level of bonus compensation. Rather, under the terms of these employment agreements, the Compensation Committee has full authority to establish the target levels for annual incentive awards as well as long-term equity-based incentive awards, consistent with the aforementioned benchmark, and to establish the criteria upon the achievement of which the awards may be earned. Although the Company has relied more heavily on base salaries than bonus compensation for other officers and employees, as explained in the Proxy Statement, none of these other employees has any agreement entitling him or her to any employment for any period or any particular level of base salary, bonus or other compensation. Accordingly, the methods used by the Company to compensate and incentivize its employees do not create risks that are reasonably likely to have a material adverse effect on the Company.

In light of the concerns expressed by the Staff in this comment, however, the Company plans to enhance the disclosure that will be included in its proxy statement used in connection with the annual meeting of stockholders to be held in 2011 in order to provide additional information in a particular location and under an appropriately named heading with regard to the potential risks arising from the Company’s compensation policies and practices for its employees.

Role of Compensation Consultants, page 14

3.	Please provide the information required by Item 407(e)(iii) of Regulation S-K regarding the amount of fees paid to Towers Watson & co. as compensation consultants and discuss any other services that may have been provided to the company.

Response: During 2009, the Company paid Towers Watson & Co. $39,000 for services rendered as the Compensation Committee’s compensation consultant. Towers Watson & Co. did not provide any other services to the Company. Accordingly, subparagraphs (A) and (B) of Item 407(e)(3)(iii) of Regulation S-K, do not require disclosure in the Proxy Statement of the amounts paid by the Company to Towers Watson & Co. during 2009.

Elements of Compensation, page 14

4.	As context for the more specific comments that follow, please note that your CD&A should provide an analysis of the various components paid to each named executive officer. Your discussion should provide not only your overarching compensation philosophies, but also an analysis of all of the material factors underlying the decisions that the Compensation Committee made to award specific amounts of each component of compensation to each named executive officer. To the extent that your current discussion provides any analysis, it does so only with respect to compensation paid to the CEO and COO. With regard to other named executive officers, we understand that the Compensation Committee considered the recommendation of the CEO, the COO and the compensation consultant, but you do not discuss what consideration the Committee gave to the bases for these recommendations, what analyses it performed or why it determined that the amounts of compensation were appropriate and why it approved the amounts of compensation that were paid or awarded. Please consider these observations and the requirements of Item 402(b) in revising your CD&A in future filings, and in providing the sample disclosures requested in the comments below.

Response: The Company notes the Staff’s comment and in preparing the Compensation Discussion and Analysis (“CD&A”) for inclusion in the Company’s proxy statement used in connection with the annual meeting of stockholders to be held in 2011 will consider the Staff’s observations expressed in the comment as well as the requirements of Item 402(b) of Regulation S-K. In that context, the Company respectfully requests that the Staff consider in its review of the Company’s responses to the Staff’s comments below that the Company has sought to capture in its CD&A the analyses of the material factors actually employed by the Compensation Committee in making its determinations with regard to the each element of compensation for the Company’s named executive officers. The Company recognizes that the philosophies, policies, processes and analyses employed by the Compensation Committee of its Board of Directors necessarily differ from those of the compensation committees of other companies’ boards of directors. Even so, the Company believes that the philosophies, policies, processes and analyses of the Compensation Committee with regard to the matters addressed in its CD&A, as with respect to their other responsibilities, reflect the appropriate discharge by the members of the Compensation Committee of their duties to the Company’s stockholders and, in the view of the Compensation Committee, are appropriate for the Company.

In response to the Staff’s comment, the Company will seek to expand disclosures in the future consistent with Item 402(b) of Regulation S-K. These disclosures will include additional information with respect to the manner in which the Compensation Committee considers recommendations of the Company’s Chairman and Chief Executive Officer and its President and Chief Operating Officer with respect to compensation of other named executive officers as well as the manner in which the Compensation Committee utilizes the advice of its compensation consultant in that regard. For example, for the CD&A included in the Proxy Statement, the disclosure would have indicated more clearly that the Compensation Committee relied considerably on the assessment by the Company’s Chairman and Chief Executive Officer and its President and Chief Operating Officer of the performance and contribution of the other named executive officers in determining their compensation and utilized the advice of its compensation consultant primarily as an effective “market check” designed to assure that compensation for the other named executive officers would be appropriate in view of other compensation packages that may be offered by the Company’s peers and other prospective employers.

5.	Under “Performance” on page 11, you state that you have established policies that reward performance of executives designed to reflect “the overall growth and profitability of the Company as well as the groups [the executives] manage”, but you do not fully explain how you measure growth or profitability or how increases in growth or profitability translate in to specific compensation decisions for any element of compensation. We note your disclosure on page 13 under “Determining Compensation” that for purposes of the annual bonus, you set an EPS goal for the CEO and COO, but you do not discuss how performance is measured for any other element of their compensation, or for any element of compensation awarded to any of the other named executive officers. Please tell us supplementally, with a view toward future disclosure, how overall company growth and profitability, as well as individual roles and personal performance factored into the amounts you disclose in the Summary Compensation Table for each named executive officer. See Items 402(b)(1)(v), 402(b)(2)(v) and (vii) of Regulation S-K. Provide us with sample disclosure that you would have made in response to this comment with regard to your 2009 compensation.

Response: In response to the Staff’s comment, in future filings the disclosure under “Compensation Philosophy and Objectives – Performance” will be enhanced to explain that measurements of growth and profitability are made with reference to budgets developed by management and approved by the Board of Directors and to clarify that the Compensation Committee did not employ any formula in order to translate increases of growth or profitability to specific compensation decisions. Rather, the disclosure in future filings would have clarified that for the Company’s Chairman and Chief Executive Officer and its President and Chief Operating Officer, base salary is set forth in their respective employment agreements and the allocation between targeted annual incentive awards and long-term equity-based incentive compensation in order to achieve targeted total compensation at the benchmark level of the 75th percentile of the selected peer group companies was determined through multiple sessions of direct negotiations between the Compensation Committee and these executives. The disclosure further would have explained that the negotiations focused on the need to reach agreement on the appropriate level of targeted annual incentive award for each executive, with reference to the prior year’s bonus target for the executive and the Company’s internal budget, approved by the Board of Directors, but without the use of any formula, weighting or reference to specific factors. The disclosure also would have clarified that the Compensation Committee’s focus on determining the appropriate level of targeted annual incentive award relates primarily to the contingent nature of the incentive in that it is earned only to the extent that the Company achieves established performance levels. The disclosure would further have clarified that the long-term equity-based incentive compensation was determined to essentially equal the difference between the sum of executive’s base salary and targeted annual incentive award, on the one hand, and the benchmarked 75th percentile of the selected peer group with respect to the executive, on the other hand. With respect to the portion of the comment relating to the compensation of the Company’s named executive officers, other than our Chairman and Chief Executive Officer and its President and Chief Operating Officer, please consider the second paragraph of our response to comment number 4 above.

Base Salary, page 14

6.	In our letter dated October 29, 2009, we observed that you had provided ranges of salaries paid to other CEOs and COOs in your peer group and discussed this as a basis for salary paid to those executives, but that you did not discuss salary paid to other named executive officers. In your response to our comment, you agreed to provide additional disclosure. However, in your 2010 proxy statement, you have only focused on the salary that you have paid to your CEO and COO. Please confirm that you will include an analysis about the amount of salary paid to all named executive officers in future filings. Also show us supplementally what your disclosure for 2009 would have looked like in response to this comment. For example, if the salaries were targeted to some percentile of the peer group salaries, please disclose the targeted and actual percentiles and ranges of salaries paid to executives in similar positions in that group. If the amount of equity already owned by or awarded to these other named executive officers impacted the amount of salary paid, please discuss that as well. Note that we may have additional comments upon review of your response.

Response: Please refer to our response to the Staff’s comment number 5 above.

7.

It appears that the amount of base salaries for your Chief Executive Officer and your President and Chief Operating Officer may have exceeded the targeted 75th percentile of your selected peer group. Please tell us supplementally, with a view toward disclosure in future filing, where actual amount fell compared to comparable capacities with the companies included in your selected peer group.

Response: The Company calls to the attention of the Staff that, consistent with disclosure in the Proxy Statement, the employment agreements of the Company’s Chairman and Chief Executive Officer and its President and Chief Operating Officer provide that the aggregate of each of their base salary, targeted annual incentive award and long-term equity-based incentive compensation will be not less than a comparably titled executive and the 75th percentile of the selected peer group. The Compensation Committee has no specific policy that the base salary, or any other individual element of compensation, will similarly align with the comparable element of compensation at the 75th percentile of the selected peer group. The information with respect to the base salaries of the comparably titled executives of the selected peer group companies was included in the Proxy Statement for illustrative purposes only and was not intended to establish a range for the Company’s executives. Accordingly, the Company respectfully requests that the Staff reconsider the comment.

8.	We note in the second paragraph that base salaries are targeted at the high end of your selected peer group and are adjusted for a number of factors. Please tell us supplementally with a view towards future disclosure, how these factors were used to determine the increases in base salary of each of your named executive officers. Provide us with sample disclosure that you would have made in response to this comment with regard to your 2009 compensation.

Response: The Company calls to the attention of the Staff that the CD&A included in the Proxy Statement listed the following factors as the potential bases for adjustments of base salary from benchmarks from the selected peer group: levels of responsibility, individual performance, business segment performance and internal Company issues. Indeed, 2009 presented a most operationally difficult year for the Company, particularly in view of the dismal state of the global construction industry. With respect to the CD&A included in the Proxy Statement, additional disclosure would have referenced the particularly challenging business climate in the global construction industry, its impact on the Company’s operations as well as inability to predict the intra-year outlook for the operations. From this perspective, the disclosure would have expanded the listing of factors to reflect that the Compensation Committee, acknowledging the referenced challenging business climate, recognized that the Company was able to meet its performance objectives largely as a result of the prompt assessment of the situation by the Company’s Chairman and Chief Executive Officer and its President and Chief Operating Officer and their decisive actions to reposition personnel and resize the Company’s workforce, not just to address the overall economic downturn, but to put the Company in a position to capitalize on the limited revenue opportunities that became available during the period. The disclosure also would have indicated that the Compensation Committee noted increased levels of responsibility by each of these executives in quickly assessing the situation and responding to it, all of which also demonstrated their strong individual performance. Finally, the disclosure would have reflected that the Compensation Committee recognized the adeptness in addressing internal Company issues by executing these adjustments, which were significant to many members of the Company’s personnel, in a manner that allowed the Company’s employees to maintain a high level of morale. Based on these factors, and considering the potential for significant adverse consequences to the Company had these executives performed less ably during 2009, the Compensation Committee determined that the adjustments relative to the selected peer group benchmarks for base salaries for the Company’s Chairman and Chief Executive Officer and its President and Chief Operating Officer were appropriate and warranted. The Company respectfully requests that the Staff keep in mind the difficulty to predict the decisions by the Compensation Committee with respect to 2010 and hence the difficulty to develop sample disclosure for the Staff’s review.

Annual Incentive Awards, page 15

9.	In our letter dated October 29, 2009, we requested that you provide a detailed analysis of how you determined the amount of annual incentive or bonus awarded to each of your named executive officers. However, you do not appear to have included the more detailed disclosure in your 2010 proxy statement, as requested. As in your 2009 proxy statement, you have only focused on the bonus amounts paid to your CEO and COO. Please confirm that you will include an analysis about the amount of annual incentive or bonus awards paid to all named executive officers in future filings. Also show us supplementally what your disclosure for 2009 would have looked like in response to this comment. Note that we may have additional comments upon review of your response.

Response: Please refer to our response to the Staff’s comment number 5 above.

Long-Term Equity-Based Incentive Compensation, page 15

10.	With a view towards future disclosure, please provide us with a materially complete description of the analysis that the Compensation Committee performed, including any material information it considered that was presented by the CEO, COO and compensation consultant, in determining the long-term equity-based incentive compensation applicable to each of your named executive officers. We note your statement that the awards to the CEO and COO did not make reference to any “specific criteria”, however, you must discuss how the Compensation Committee made the decisions that it made. Provide us with sample disclosure that you would have made in response to this comment with regard to your 2009 compensation.

Response: Please refer to our response to the Staff’s comment number 5 above.

11.	As you have provided disclosure about compensation to the CEO and COO of the peer group companies, clarify whether this information was used by the Committee to determine the amount of long-term equity-based compensation awarded to your CEO and COO. Further, you must discuss the factors underlying the decision to pay the amounts awarded to all named executive officers, not only the CEO and COO. Supplementally, please show us what your future disclosure will look like. We may have further comments.

Response: Please refer to our response to the Staff’s comment number 5 above.

Executive Officers, page 19

12.	In future filings, state the period of time Mr. Thomas J. Spearing, III has served in each position held during the past five years as required by Item 401(e)(1) of Regulation S-K. As currently presented, you have not indicated the period of time he has served as Principal-in Charge of STV Group’s western regions, nor clarified positions he held from 2005-September 2007.

Response: In future filings, we will include the positions held by Mr. Spearing, and the period in which he held those positions, during the past five years, as required by Item 401(e)(1) of Regulation S-K.

Form 10-Q for the Period Ended March 31, 2010

Consolidated Financial Statements

Note 4 – Accounts Receivable, page 7

13.	Your cash flow statement on page 5 and your MD&A disclosures on page 27 indicate that there was a $6.1 million increase in your accounts receivable during the quarter ended March 31, 2010. However, your table on page 7 seems to indicate that gross accounts receivable increased by $478,000 while your allowance for doubtful accounts decrease by $387,000, resulting in a net increase in accounts receivable of $865,000. Please explain why the table on page 7 is not consistent with your cash flow and MD&A disclosures.

Response: During the quarter ended March 31, 2010, accounts receivable were impacted by the effect of foreign exchange translations amounting to $4,948,000 and a provision for bad debts of $324,000. These two items when applied against the $6,137,000 increase in receivables result in the net change of $865,000.

14.	As a related matter, you indicate on page 19 that one client accounted for 18% of your accounts receivable as of March 31, 2010. Please tell us and revise your future filings to explain if this client was current in their payments as of March 31, 2010. If a material portion of their outstanding receivables were past due as of March 31, 2010, please explain the reasons why amounts had not been paid and tell us if you continue to recognize revenues generated from this client.

Response: The Company’s relationship with this foreign government agency has existed for the past three years. The client has maintained a consistent payment pattern during that time. As with any governmental agency, payments are occasionally delayed; however, no material amounts of receivables from this client were considered overdue as of March 31, 2010. Accordingly, the Company has not suspended the recognition of revenue from this client.

* * * * * * *

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Securities Act.

The Company appreciates your time and consideration. We look forward to discussing these items with you and your colleagues as necessary. My contact information is 856-810-6200 or johnfanelli@hillintl.com.

Sincerely,

/s/ John Fanelli III
John Fanelli III
Senior Vice President and Chief Financial Officer